

November 4, 2011

Via E-mail
Claude Pupkin
Chief Executive Officer
Genie Energy Ltd.
520 Broad Street
Newark, New Jersey 07102

> **Re: Genie Energy Ltd.**
> **Amendment No. 2 to Form 10**
> **Filed October 27, 2011**
> **File No. 000-54486**

Dear Mr. Pupkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that IDT disseminated a copy of the information statement to its shareholders on October 28, 2011, and IDT effected the spin-off on such date. Please provide us with your analysis for why you believe the information statement describes the spin-off, provides information about you, and substantially complies with Exchange Act Regulation 14C, as required by Section 4.B.3.a of Staff Legal Bulletin No. 4. Please also tell us how you intend to communicate to shareholders future revisions to the information statement that result from our comments.

Exhibits, page 2

2. Please indicate that you have requested confidential treatment for portions of the agreement filed as Exhibit 10.4. See Section II.D.5 of Staff Legal Bulletin No. 1 (with Addendum).

Exhibit 99.1

The Spin-Off, page 12

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 15

3. We note your response to comment four in our letter dated October 24, 2011. The material tax consequences of the transaction are described in the bullet points following the second paragraph on page 16 and include tax consequences for IDT, for you and for IDT's shareholders. We note the disclosure in the penultimate paragraph on page 15 that the PwC opinion and the IRS private letter ruling both address the tax-free status of the spin-off under Section 355 of the Internal Revenue Code. Please clarify whether the "tax-free status" addressed by the PwC opinion and the IRS private letter ruling applies to the material tax consequences for IDT, for you or for IDT's shareholders, as described in the bullet points. If the material tax consequences for any of the three aforementioned groups are not addressed by the PwC opinion and/or the IRS private letter ruling, and the statements in the bullet points represent your opinion, then please provide disclosure to such effect.

4. We note the statement in the first paragraph, third sentence on page 16 that the opinion of PwC "is intended solely for the use and benefit of IDT, and may not be relied on by any person other than IDT." Please delete such statement because it imposes a limitation on reliance by IDT's shareholders.

Executive Compensation, page 46

5. We note that each of Messrs. Jonas, Pupkin and Goldin has entered into an employment agreement with you. Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to such employment agreements. Additionally, while we have not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios in connection with any termination of a named executive officer or a change in control of you or a change in the named executive officer's responsibilities. See Section VI of Release No. 33-8732A (August 29, 2006).

Compensation of our Named Executive Officers, page 46

6. We note your response to comment eight in our letter dated October 24, 2011. The disclosure does not clearly explain how the qualitative inputs described in the fourth paragraph, fourth sentence on page 48 resulted in IDT's payment of the amounts of bonuses disclosed in the Summary Compensation Table. For example, if, based on such

qualitative inputs, IDT determined such amounts arbitrarily, then please furnish a statement to such effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dov T. Schwell
        Schwell Wimpfheimer & Associates LLP